FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For July 5, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for July 5, 2007 and incorporated by reference herein is the Registrant’s immediate report dated July 5, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Yael Peretz —————————————— Yael Peretz General Counsel

Dated: July 5, 2007

BluePhoenix Solutions to Ring Closing Bell at NASDAQ Stock Market

Cary, N.C. and Herzlia, Israel – July 5, 2007 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven legacy modernization, today announced that Arik Kilman, CEO, will ring the ceremonial NASDAQ stock market closing bell on Tuesday, July 10th at 4:00 pm EDT at the NASDAQ Market Site in Times Square, New York City. A group of BluePhoenix employees, investors and clients will join Mr. Kilman to mark this year’s tenth anniversary on The NASDAQ Stock Market and the twentieth anniversary of the founding of the Company.

“Closing NASDAQ is a tremendous honor as well as a great opportunity for us to thank everyone who has supported us and helped us to get to where we are today – employees, investors and customers,” said Arik Kilman, CEO of BluePhoenix Solutions. “As the global leader in value-driven IT legacy modernization, we are helping companies around the world reduce costs while extending the ROI of their legacy systems. I am confident that through the continued dedication and hard work of the entire BluePhoenix team – 700 strong and spanning the globe – we will continue to provide excellent products and solutions to our customers.”

Webcast:A live Webcast of the NASDAQ Closing Bell will be available at: http://www.nasdaq.com/reference/marketsite_about.stm

Photos:To obtain a hi-resolution photograph of the Market Close, please go to http://www.nasdaq.com/reference/marketsite_events.stm and click on the market close of your choice.

Feed Information: The closing bell is available from 3:50 p.m. to 4:05 p.m. on uplink IA-6 C-band/transponder 17.  The downlink frequency is 4040 Vertical; Audio 6.2-6.8. The feed can also be found on Waterfront fiber 1623.  If you have any questions, please contact Jolene Libretto at (646) 441-5220.

Radio Feed: An audio transmission of the closing bell is also available from 3:50 p.m. to 4:05 p.m. on uplink IA6 C band / transponder 24, downlink frequency 4180 horizontal. The feed can be found on Waterfront fiber 1623 as well.

About BluePhoenix Solutions (www.bphx.com)
BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value driven modernization solutions for legacy information systems. BluePhoenix’s offering includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting and renewal. Leveraging over twenty years of best practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix’s solutions serve companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Danish Commerce and Companies Agency, Europe Assistance, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, SDC Udvikling and TEMENOS. BluePhoenix has 13 offices in the U.S., UK, Denmark, Germany, Italy, Romania, Russia, Cyprus and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Contact
David Leichner	Paul Holm
Investor Relations	H.L. Lanzet
BluePhoenix Solutions	+1 212-888-4570
+972 9-9526-105	paulmholm@gmail.com
dleichner@bphx.com